

Mail Stop 4628

October 6, 2017

Frank A. Lodzinski
President and Chief Executive Officer
Earthstone Energy Inc.
1800 Woodloch Forest Drive, Suite 300
The Woodlands, Texas 77380

> **Re:** **Earthstone Energy Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 001-35049**

Dear Mr. Lodzinski:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources